UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

59935V107

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59935V107

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,674,470
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,674,470
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,674,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.31% (1)
14.	Type of Reporting Person: CO

(1)

Based upon 23,647,589 of the Issuer’s Common Shares outstanding after the Issuer’s initial public offering, as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission (“SEC”) on May 9, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Milestone Pharmaceuticals Inc., a Québec corporation (the “Issuer”). The Issuer’s principal executive office is located at 1111 Dr. Frederik-Phillips Boulevard, Suite 420, Montréal, Québec H4M 2X6.

Item 2.	Identity and Background

(a)

Novo Holdings A/S is a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S. Nilesh Kumar, Ph.D. is employed as a partner at Novo Ventures (US), Inc. and was designated to the board of directors of the Issuer by Novo Holdings A/S in July 2017. Dr. Kumar is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) and after giving effect to the Issuer’s reverse split of preferred shares effected on April 26, 2019, the Reporting Person held the following securities of the Issuer:

(i)

1,377,048 Series C Preferred Shares acquired in a private placement in July 2017, at a purchase price of $7.2619 per share for an aggregate purchase price of $10,000,000. Upon the IPO closing, the Series C Preferred Shares automatically converted on a one-for-one basis for no additional consideration into 1,377,048 Common Shares.

(ii)

964,089 Series D Preferred Shares acquired in a private placement in October 2018, at a purchase price ranging from $9.4295 to $12.2583 per share for an aggregate purchase price of $9,090,907. Upon the IPO closing, the Series D Preferred Shares automatically converted on a one-for-one basis for no additional consideration into 964,089 Common Shares.

The purchase price of the Preferred Stock was paid by Novo Holdings A/S from its working capital.

On May 10, 2019, the closing date of the IPO:

(i)

the Reporting Person held an aggregate of 2,341,137 Common Shares from the conversion of the Series C and Series D Preferred Shares (the “Converted Shares”) that occurred upon the closing of the IPO; and

(ii)

The Reporting Person purchased 333,333 additional Common Shares from the underwriters (the “IPO Shares”) at $15.00 per share for an aggregate purchase price of $4,999,995 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering. The purchase price of the IPO Shares was paid by Novo Holdings A/S from its working capital. The IPO Shares with the Converted Shares resulted in a total of 2,674,470 Common Shares held by Novo Holdings A/S.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo Holdings A/S, as described in this Schedule 13D, were for investment purposes. Novo Holdings A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo Holdings A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo Holdings A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo Holdings A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo Holdings A/S may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)    Novo Holdings A/S beneficially owns 2,674,470 Common Shares (the “Novo Shares”) representing approximately 11.31% of the Issuer’s outstanding Common Shares, based upon 23,647,589 of the Issuer’s Common Shares outstanding after the Issuer’s initial public offering, as reported in the Issuer’s prospectus (Form 424B4) filed with the SEC on May 9, 2019.

(b)    Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board may exercise voting and dispositive control over the Novo Shares with approval by a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares.

(c)    Novo Holdings A/S has not effected any transactions in the Issuer’s ordinary shares within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s ordinary shares within the past 60 days.

(d)    Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s ordinary shares held in the name of the Novo Holdings A/S and reported herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement. The Issuer is a party to a third amended and restated registration rights agreement, dated October 15, 2018, with all holders of preferred shares, including Novo Holdings A/S. This agreement provides that these holders are entitled to certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement or on a registration statement that we otherwise file. The ability to cause the Issuer to effect a registration is subject to certain conditions and certain time frames. The registration rights will terminate upon the earliest of (i) the occurrence of certain mergers or consolidations of the Issuer, (ii) the date on which the shares that are the subject to the agreement are publicly sold, or if they may be publicly sold: (x) pursuant to Rule 144 of the Securities Act and (y) Section 2.5 of Regulation 45-102 respecting Resale of Securities, as adopted by the Canadian Securities Administrators of, (iii) five years after the completion of the IPO.

Item 7.	Material to be Filed as Exhibits.

The Third Amended and Restated Registration Rights Agreement, dated October 15, 2018, was filed by the Issuer as exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on April 12, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2019	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S

Name, Title	Address	Principal Occupation	Citizenship

Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road, #03-04, 28984 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	Kollemosevej 37, 2830 Virum, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France

Kasim Kutay, Chief Executive Officer of Holdings A/S	Bredgade 63, 3.th. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Peter Haahr, Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Thomas Dyrberg, Managing Partner Novo Ventures	Esperance Alle 10B, 2. TH 2920 Charlottenlund Denmark	Managing Partner –Ventures, Novo Holdings A/S	Denmark

Morten Beck Jørgensen, Managing Director, Financial Investments	Ellesøpark 20, 2950 Vedbæk Denmark	Managing Director, Novo Holdings A/S Financial Investments	Denmark

Søren Møller, Managing Partner, Novo Seeds	Ved Furesøen 9 2840 Holte Denmark	Managing Partner, Novo Seeds, Novo Holdings A/S	Denmark

Novo Nordisk Foundation

Name, Title	Address	Principal Occupation	Citizenship

Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Marianne Philip, Vice Chairman of the Board	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Niels Peder Nielsen, Deputy CEO	Winthersvej 10, 3480 Fredensborg Denmark	Deputy CEO, Novo Nordisk Foundation	Denmark

Anne Marie Kverneland, Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark

Lars Bo Køppler, Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark

Lars Fugger, Director	72 Staunton Road, Headington OX3 7TP Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 København K Denmark	Professional Board Director	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Liselotte Højgaard, Director	Grønningen 21 1270 København K Denmark	Professor	Denmark